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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                           For the month of JUNE 2004

                        THE DESCARTES SYSTEMS GROUP INC.
                 (Translation of registrant's name into English)




                                120 Randall Drive

                                Waterloo, Ontario

                                 Canada N2V 1C6

                    (Address of principal executive offices)





     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.



         Form 20-F         [_]                      Form  40-F       [X]




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



         Yes               [_]                      No               [X]


     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]


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     The Notice of Annual Meeting and Management Information Circular relating to the Annual Meeting of Shareholders to be held on June 28, 2004 is filed herewith as Exhibit I.

     The Form of Proxy relating to the Annual Meeting of Shareholders to be held on June 28, 2004 is filed herewith as Exhibit II.

     Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended January 31, 2004 is filed herewith as
Exhibit III.

     The Audited Consolidated Financial Statements and notes thereto for the fiscal year ended January 31, 2004, 2003 and 2002, together with the report of the auditors therein, are filed herewith as Exhibit IV.
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                                   SIGNATURES






            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                             THE DESCARTES SYSTEMS GROUP INC.

                                                       (Registrant)





Date:       June 7, 2004                     By:     /s/ J. Scott Pagan
                                                     ------------------
                                             Name:   J. Scott Pagan
                                             Title:  General Counsel & Corporate
                                                     Secretary
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                                    EXHIBITS



     Exhibit No.    Description
     -----------    -----------

          I Notice of Annual Meeting and Management Information Circular relating to the Annual Meeting of Shareholders to be held on June 28, 2004

          II Form of Proxy relating to the Annual Meeting of Shareholders to be held on June 28, 2004

          III Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended January 31, 2004

          IV Audited Consolidated Financial Statements and notes thereto for the fiscal year ended January 31, 2004, 2003 and 2002, together with the report of the auditors therein